                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                            NTS-PROPERTIES VII, LTD.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                  NTS-PROPERTIES VII, LTD. (OFFEROR AND ISSUER)
                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
 (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E506
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                    J.D. NICHOLS, MANAGING GENERAL PARTNER OF
                NTS-PROPERTIES ASSOCIATES VII AND MANAGING MEMBER
                                  OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                                 FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014


| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     | | going private transaction subject to Rule 13e-3.
     | | amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 4 dated August 31, 2001 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 14, 2001 by NTS-Properties VII, Ltd., a Florida limited partnership (the "Partnership") and ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the "Offerors"), J.D. Nichols and Brian F. Lavin. The Original Statement was subsequently amended by filing Amendment No. 1 on June 18, 2001, Amendment No. 2 on June 29, 2001 and Amendment No. 3 on July 30, 2001. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment No. 4 amends the Original Statement by including a copy of a notice to the Partnership's limited partners dated August 31, 2001, which is attached as an exhibit to this Amendment No. 4, and which provides answers to questions commonly asked by limited partners regarding the Offer.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

         (a)(1)(viii) Notice sent by the Partnership to limited partners dated
                      August 31, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 31, 2001       NTS-PROPERTIES VII, Ltd., a Florida limited
                               partnership

                               By:      NTS-PROPERTIES ASSOCIATES VII
                                        General Partner


                               By:      /s/ J. D. Nichols
                                        --------------------------------------
                                        J.D. Nichols, Managing General Partner


                               ORIG, LLC, a Kentucky limited liability company.

                               By:      /s/ J. D. Nichols
                                        --------------------------------------
                                        J.D. Nichols, Manager


                               /s/ J. D. Nichols
                               -----------------------------------------------
                               J. D. Nichols, individually



                               /s/ Brian F. Lavin
                               -----------------------------------------------
                               Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
Number                    Description
------                    -----------
(a)(1)(viii)              Notice sent by the Partnership to Limited Partners
                          dated August 31, 2001.